July 24, 2012

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:                    Mr. Justin Dobbie

Ms. Tonya K. Aldave

Re:                              Armored AutoGroup Inc.

Registration Statement on Form S-4

File No. 333-180736

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Armored AutoGroup Inc. (the “Issuer”), The Armor All/STP Products, Company¸ STP Products Manufacturing, Company¸ Armored AutoGroup Sales Inc.¸ AA Group (U.S.)—A LLC and AA Group (U.S.)—B LLC (collectively with the Issuer, the “Registrants”) hereby request acceleration of the effective date of their Registration Statement on Form S-4 (File No. 333-180736), as amended (the “Registration Statement”), to 12:00 p.m. Eastern Time, on Thursday, July 26, 2012 or as soon thereafter as practicable. The Registrants hereby acknowledge their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Registrants acknowledge that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jason Zachary of Kirkland & Ellis LLP, outside counsel to the Registrants, at (212) 446-4844, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

ARMORED AUTOGROUP INC.

		By:	/s/ J. Andrew Bolt
		Name:	J. Andrew Bolt
		Title:	Executive Vice President and Chief Financial Officer

THE ARMOR ALL/STP PRODUCTS COMPANY
STP PRODUCTS MANUFACTURING, COMPANY
ARMORED AUTOGROUP SALES INC.
AA GROUP (U.S.)—A LLC
AA GROUP (U.S.)—B LLC

		By:	/s/ J. Andrew Bolt
		Name:	J. Andrew Bolt
		Title:	Executive Vice President and Chief Financial Officer
cc:	Jason Zachary
Kirkland & Ellis LLP